Z-Seven Fund Inc.

At its meeting on August 31, 2010, the Board adopted the following resolutions:

RESOLVED, that the renewal of the Fund’s fidelity bond with Marsh Insurance for a one-year term in the amount of $923, is hereby authorized and approved; and

FURTHER RESOLVED, that the appropriate officers of the Fund are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed to file a final copy of the Fund’s fidelity bond with the Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions.

I hereby certify that the foregoing resolutions were adopted unanimously by the Board, including all Independent Directors, at an in-person meeting as set forth above.

IN WITNESS WHEREOF, I have herunto set my hand this 23rd day of September 2010.

                                    /s/ Karen Shupe
                                    Karen Shupe
                                    As Administrator

The premium that has been paid for the Z-Seven Fund, Inc. for the Fidelity Bond covers the Fund Company for the period from June 25, 2010 through June 25, 2011, providing aggregate coverage of $125,000.

KC-1584265-1